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Exhibit 2

[logo Westpac]

Media release

21 October 2003

  Interchange savings to flow through to merchants

        Westpac today announced it will pass on the full benefit of lower interchange rates in the form of reduced credit card merchant service fees to its 85,000 merchant customers.

        The new fees will take effect on 1 November 2003.

        Lower interchange rates are the result of changes introduced by the Reserve Bank which also take affect on 1 November. The benefits of new lower interchange rates should save the average small business around $40 per month in fees.

        "We are writing to our customers advising them of the new lower Merchant Service Fees applicable to them, the benefits of which will flow through next month," said Paul Lilley, Westpac's General Manager of Sales and Service.

        Merchants will receive different fee reductions, based on the mix of cards accepted and transaction types that occur in their business and the subsequent reductions that apply to each category.

        "With merchant fees falling significantly Australian consumers should see a subsequent reduction in prices.

        "The bottom line is that the cost to merchants of accepting credit cards is being reduced and these savings should be passed on to the consumer."

        Ends.

  For Further Information

David Lording Media Relations Westpac Banking Corporation Ph: 02 9226 3510 Mb: 0419 683 411	Julia Quinn Media Relations Westpac Banking Corporation Ph: 02 9226 3443 Mb: 0409 311 197

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